Filed by Presidio PubCo Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Presidio PubCo Inc.

Commission File No.: 333-290090

Date: October 22, 2025

The following is a transcript of a conversation hosted by Nick Clayton of the SPAC Insider podcast involving Will Ulrich, Founder and Co-Chief Executive Officer of PIH and Jerry Silvey, Chief Executive Officer of EQV, published on October 22, 2025.

PRESENTATION

Nick Clayton

Hello and welcome to another SPAC Insider podcast, where we bring an independent eye interviewing the targets of SPAC transactions and their SPAC partners.

How do you build a fast-growing oil and gas company without drilling a single hole and without planning to, at any point in the future?

That may sound like a riddle, but it's actually a business model that public investors will soon be able to invest in. I'm Nick Clayton, and this week I speak with Will Ulrich, CEO of Energy Firm Presidio, and Jerry Silvey, CEO of EQV Ventures Acquisition Corp. The two announced a $664 million combination in August.

Will explains how Presidio built a platform to acquire and optimize mature oil and gas assets and why he is confident that the company's playbook will allow it to remain aggressive, while still paying out a sizable dividend as soon as it lists. Jerry tells us how his team's first SPAC managed to secure institutional buy-in for its vision at each stage and why he believes the time to expand Presidio’s strategy is now.

Take a listen.

So, Will, when it comes to SPAC deals, I feel like we’re so often talking about companies trying to take on a challenge that is ambitious but uncertain, sometimes, literally trying to land on the moon. Your company, Presidio, though, is almost the opposite, not in terms of lacking ambition but just rather in lacking uncertainty because you're so focused on proved, developed, and producing oil wells. When did you first identify the opportunity in those assets?

Will Ulrich

We started identifying the opportunity back in 2016. So this has been a long time coming. It's a business plan that we've been investing behind in 2018, 2019, 2020. It's something where my business partner and I, Chris Hammack, put our own dollars into it because we saw that opportunity early on, really, before I think institutional investors had caught up to it.

And as we now have progressed from being a very successful private business, we want to take that same story into the public markets.

Nick Clayton

Great. And for you, Jerry, how did Presidio and its strategy first land on your radar at EQV Ventures?

Jerry Silvey

Yeah, absolutely. Yeah. So, on the background of kind of EQV is, you know, we've been, we're not kind of a typical SPAC sponsor. So we're solely focused on providing institutions, high net worth folks, you know, direct access to producing oil and gas assets. And we've been doing that on the private side for quite a while.

And so, you know, the initial look of Presidio actually came up on our private side of the house. And then we chatted with Will and Chris and, you know, found it to actually be a great fit for, I'd say like this, the occupation of white space that that Presidio will kind of fit within the markets, which is this, you know, producing, very stable, fully hedged cash flow stream that provides a very strong yield to fundamental investors, both on retail side and combining direct access to this kind of asset class that, otherwise, has been really exclusively reserved for private investors.

And so, chatting with Will, Chris and team it’s been great to work with them through this process, and we think they’ll do a fantastic job as kind of pro forma public company co-CEOs.

Nick Clayton

Great. And speaking about those assets, just how big of a market is, you know, this sort of criteria, this group of wells that you're looking at and there are potential acquisition targets for the company moving forward.

Will Ulrich

Yeah, the -- kind of the broad white paper number is about $75 billion. And so, we are a good example of the type of assets that we're looking to buy, which is assets that have been backed by private equity that are looking for exits. And so, a lot of deals that were in the private equity space were made around energy kind of five to ten years ago.

There was kind of a subsequent shift where a lot of those funds either weren't able to raise new funds because of ESG or other issues or they've raised smaller funds on a go forward basis. And so, there isn't as deep of a market for the buyers of those assets while, at the same time, there's kind of a supply wave that's starting to show up here from the sellers of those assets.

And there are very few people in our space who are doing what we're doing, which is going to provide us with the ample opportunity for growth.

Nick Clayton

Yeah, and when you're looking at PDP well assets, I imagine there are many assets out there that are past peak production and have willing sellers. But what are some of the criteria that you use to really narrow down on the ones that you want?

Will Ulrich

Yeah, our business model is predicated in our ability to go in and acquire assets for a market price and then really generate compelling returns from changing the operating profile of those assets.

And so, when we acquire assets, we do it at scale. We will often cut the operating expenses by 50 or 60 percent in a relatively short period of time, which enables us to expand margins, increase cash flow, increase the dividend and also at the same time, provide kind of long-term equity value that we drive out of the continuous capture of the optimization of the assets.

And we've been successful and sometimes I say we've kind of digitized the hard asset through the oil field where we've put this tech layer on top of what was, historically, just a physical asset managed by guys who were kind of, you know, running around in a truck in the field and managing mainly to production and they were trying to hit their production numbers.

We're really focused on cash flow and generating good returns which is, while it's a small nuance to that focus, it is a major shift in the mentality of the guy who's actually out there, who's working on these wells for us.

And typically, you see in the oil and gas space a very command and control structure where you kind of have engineers who are in Fort Worth or Oklahoma City or Houston who are kind of managing these guys who are out there in the field. And we've decentralized that and flipped it entirely. It's on its head, basically, and we've treated those guys who are out there as the key decision makers.

So we've pushed decision making as far down into the organization as possible. And then we view ourselves in Fort Worth as the guys who need to provide them with the support that they need, you know, the customized software, the AI tools, etc., to allow them to do their job better because while we can effectuate some change in terms of that operating expense structure and change with the efficiency of the production from Fort Worth, really, it has to be done by the boots on the ground.

Nick Clayton

Yeah. And when you're looking at, you know, the specific territory you've been operating in and doing your -- building your portfolio in over these years, what are some of the aspects that you find are kind of more consistently causing underperformance of the wells or, you know, whether it's the geology or just the conditions of the general area?

Will Ulrich

Yeah, we're the first business that is going public that is solely focused on the acquisition, the optimization, and then the ongoing production of those oil and gas wells. And what that means is no drilling, to keep it simple for the listeners here.

Presidio has never drilled a well, whereas, you tend to see the rest of the oil and gas industry grouped into a bucket of growth where those guys are solely focused on drilling wells and growing production and driving their returns from drilling new wells. And then you have guys who are more PDP production type guys, but they also drill. So, while they may not have as high reinvestment rates, you know, they're still reinvesting 20%, 30%, 40% of their free cash flow into the participation in the drilling wells, whereas, Presidio's reinvestment rate in development is zero.

And so, what that brings for us is just a sole focus, the optimization of wells. So it's not necessarily that the guys who are operating these wells that we're buying from are doing a bad job of it or that their wells aren't cash flow positive because for the most part, they are. But when they're focused on the development of properties, which is a very capital-intensive business, you just really can't be as focused on the ongoing nuts and bolts of the efficient operation of those properties and, particularly, to the level where we do it, which is really down to a line item by line item, invoice by invoice, as to what it’s actually costing us to produce from these wells.

So it's a change in mindset that we have that's been, really has led to our ability to generate, you know, 50% plus type compounded returns, over the last seven years.

Nick Clayton

Yeah, and just, you know, looking at the acquisition side itself, I mean, you know, when you're looking at all these assets that are developed wells, you don't plan on drilling at all, how does that affect how you can structure things in order to kind of optimize your own side of that getting in?

Will Ulrich

Yeah, so typically, we'll go in and it enables us to kind of reset, you know, our culture allows us to reset what the field operations look like, what that type of person who needs to be out there looks like, as well as changing things like artificial lift, chemical programs, compression, water disposal.

We really, when we look at an acquisition, we look to see, does it have the ability for us to go in and generate those opportunities? And you know, when we're looking at assets, you can suss out a fair bit of that in a data room or talking to a seller as to, you know, what we think that we can do with them, and then we underwrite to a case into a return that makes sense based on that.

The other things we focus on, on an acquisition perspective is, you know, does it have a good takeaway? Can we get our gas and oil to market? Do we feel like we can comfortably sell the product because, you know, effectively, we're a widget maker. I mean, we sell our oil and gas. We pay our operating expenses. We pay down our debt, and we pay our dividend, and that's all that we do. So, you know, we want to make sure that we can get that gas and oil to market.

We look for buying in areas where there's the potential for development, where it's not necessarily something that we pay for in an acquisition, but it's something where we kind of track and work on ways or various ways to bring that value forward for those undeveloped lands.

It may be as a result of new technology or a new formation that's found, but then we're able to monetize the undeveloped through either bringing in an outside partner to drill it, where we take a carried interest and we don't participate with any capital or just with an outright sale.

So, looking for those deals where we feel like there's a good optimization story in areas where there's good takeaway and in areas where there's the potential for some upside that we don't necessarily have to pay for it in an acquisition.

Nick Clayton

Yeah, and you stand to have a lot of cash to work with on the other side of this deal. You have a preferred debt-to-equity mix when making acquisitions yourself, or does it vary case-by-case?

Will Ulrich

Yeah. I mean, our straw man and our model that we have in our book is 60% equity, 40% debt. So I think you'll see things kind of in that 50-50 type area. And we're targeting a long-term leverage ratio of around two times, which is fairly consistent with the type of leverage you can put on these types of assets.

Nick Clayton

Great. So, moving over to the kind of the deal itself, what made this the right time for Presidio to go public and why, ultimately, via SPAC?

Will Ulrich

Yeah. So the public story has been the thesis behind the company really since the beginning. So, you know, when I think about going public and what the keys are to a public story, I think you need really two things. It's pretty simple. You need a compelling business model and you need a story that can attract investors. And so, we built this compelling business model. We built it privately. It's been very successful for our existing shareholders.

And so, you know, kind of that half of the business is something that I think is really the no-brainer. You can look to the track record and see that it exists. And I think the exciting piece, the go public side is, you know, I also think it's a story that will be able to attract investors. I think the yield is really, it's the first time in years that there has been a SPAC that will have a cash dividend being paid, immediately after closing.

And so, we have this 13½% yield at the $10 SPAC price, which is pretty differentiated. There's nobody else in the space who has that type of cash flow, which will enable us, we think, to attract retail investors, international investors, institutions here in the U.S. And when you think about it in terms of the timing of our positioning this business and going public, I think it really couldn't be better if you look to the broader markets and you look at the S&P trading at 23 times, you know, price to earnings and a large portion of the S&P being taken up by seven or eight companies.

And you also have, really, a big pullback from the public markets for the most part where you've seen, broadly, I think, 50% less public companies in the last 20 years than there were previously. And then in the oil and gas space, specifically, you know, you have, I think about 30% less public companies than you have even just from a few years ago because of a lot of industry consolidation.

So the reality is it's an underinvested space. There's just less opportunity to invest in the space in a meaningful way and in a way that can provide you with a compelling current yield, and also with really exciting long-term growth prospects.

And if you look at the S&P 500, for example, I mean, it's an interesting statistic. The energy sector within the S&P 500 is basically as a percentage of the value of the S&P 500 at an all-time low at around 3%. Whereas, historically, you know, that number has been kind of seven or eight percent on average. And then, you know, it's seen highs up to, I think, maybe 15 percent of the S&P. And at the same time, it's contributing as a sector, I think, about six or seven percent of free cash flow to the S&P 500.

So basically, you know, investors are saying that there's really no attractive way for us to participate in these businesses that are generating this significant free cash flow yield. But at the same time, you know, their strategy is something that tends to be focused on the development of assets, on deploying capital into the ground and to drilling and, historically, the market has wanted to shy away from those business models and it's really not rewarded those guys with premium valuations.

Presidio gives an opportunity for investors to invest in oil and gas and have commodity price exposure while, at the same time, having this hedged steady cash flow and yield that we can look to the next few years and see, you know, a flat dividend while, at the same time, seeing more and more growth.

So, more assets are moving into what I would call more of this asset management phase. As more and more wells get drilled up in our country, more wells need to move on to our platform for us to be able to manage them efficiently to extend their economic lives to be good stewards of the wells and of the land and, eventually, plug the wells and kind of return the land to the owner.

So, there's no ability to invest in that business model, today, as a public investor. And I think it's incredibly compelling.

Nick Clayton

Yeah, I'm interested in getting Jerry's thoughts on that as well, just, you know, what can you say, given that EQV looks at so many opportunities on the private side, as well. And just given, you know, the timing and some of the things that Will is pointing out there, what made, you know, Presidio stand out is something that seemed like a real unique public opportunity?

Jerry Silvey

First and foremost, I think it's, you know, Will and Chris's kind of mentality, right? And Will hit on this a little bit, but there's a mass kind of bifurcation of folks in the oil and gas space where probably 98% of folks within the space are developers and 2% are probably operators.

And the operations side of is quite complex on the PDP side, in terms of adding a ton of about you need to be hyper-focused on, you know, the nickels and dimes versus kind of running 10 rigs and, you know, seven frac crews in the Permian. You just don't care about kind of the small minutia of the day-to-day operations of actively managing PDP.

So, what that leads to is a great opportunity for, you know, folks like Presidio who are hyper-focused on that side of the ledger where you can go and acquire kind of producing oil and gas assets and optimize them and create this really compelling, very de-risk story.

Besides, you know, Will and Chris, there's also this great asset base that provides the platform, the base platform for kind of consolidation of PDP. So it's a 8% very low decline, very predictable asset base that you've got this kind of upside optionality with acquisitions, which I think is really quite attractive to go raise the dividend overall, but, you know, say hypothetically in a credit case, if you will, if we didn't do anything, you're still clipping away at a 13.5% yield for multiple years and de-levering over half of a turn during that same time frame.

So, it creates this really compelling, I'll call it put and call where the put is you're clipping away at kind of a mid-teens rate plus de-levering. The call is, you know, the execution of Will and Chris's long-term vision, which is consolidation in the space and translating that consolidation to cash on cash returns for investors, not just illustrative free cash flow math and you're recycling it and it's all built into this terminal value equation. It's true cash in your pocket as a fundamental institutional investor or a retail investor. It's the show me the money approach of, hey, we're buying these assets for this great cash load and by the way, we're going to return that to you, you know, day one. And so I think it’s a really, really interesting proposition just generally within upstream oil and gas and frankly, again, a big white space where everybody is focused on development, while Chris and Presidio and team are focused on that optimization in those freezing assets that translates to a very attractive dividend yield to its investors.

Nick Clayton

Yeah, and really, that transition as you’re discussing between the opportunity that will come to public investors is interesting in this deal as well just because EQV did raise one of the larger trusts of 2024. And as a result of that, you know, assuming no redemptions, public shareholders will be taking the majority of the combined company here with significant stakes also held by EQV Resources and other investors there in the deal, you know, which really kind of, that's something we don't see as often in the SPAC space anymore where, perhaps 10 years ago, there's much more operators taking over companies and continuing with them, moving forward, you know, via SPAC transaction.

Now, it's almost always minority stakes and SPAC sponsors are not always sticking around that long. You know, what sort of drove you to kind of take on this sort of larger role and why was that sort of those sorts of opportunities really kind of on your radar there, Jerry?

Jerry Silvey

Yeah, no, absolutely. So when we raised the SPAC, it was actually, it was interesting. So we didn't have kind of the generalist dedication of anything and everything under the sun. It was when we IPOed, our investment pitch was exactly this. We're going exactly after this asset class, and within this asset class, we're going after PDP assets only. And this is the product that we're going to have on the back end.

And so, as a first-time SPAC issuer, you know, we're able to raise one of the largest SPACs in the last three to four years, I think besides maybe one area of SPAC. And so the receptivity of the public markets was overwhelmingly positive.

And so, when we kind of went after that, it was very clear what we needed to do, which was find a Presidio type company with somebody who was aligned on a vision and create that vehicle for folks to participate in on an ongoing basis for public markets.

And so, when we think about our role within the structure, we’re contributing an asset that we have in our private business called EQV Resources, which is kind of a checkerboard pattern of type asset based to Presidio’s existing footprint, which makes a ton of sense, and then rolling all equity within that deal.

But I think on an ongoing basis, we're fully aligned to be partners together in future acquisitions, drop downs, like ways to kind of have creative partnerships which, again, I think is a quite differentiated approach to other public companies, right? No other public company has a kind of a large private vehicle as well to support cash acquisitions and, you know, thinking through ways to be quite creative, which is really Presidio's MO is thinking through things in such a differentiated lens that it lends itself to be great, easy partners on our private business of EQV.

So, it's something that is not a trade for us. It's something that, you know, fundamentally, we do all day, every day. And it's something that I think we'll be quite active in, you know, in partnership with Presidio for decades versus months is our approach.

Will Ulrich

Yeah, Jerry's, you know, was not only able to raise and really have the investor's support to raise such a large SPAC a year ago, but if you also look forward to when we announced the deal in August, we had the largest amount of committed capital to a SPAC deal, I think, also in the last year as well.

So we had $275 million of capital committed into the deal as a part of a PIPE, some preferred equity and then existing stakeholders, including our management team, rolled their entire stake into the business. So we're pretty excited with that. You know, looking to the war chest, you know, potential that we have with the SPAC capital, I think we'll be able to be in the market making acquisitions and that are accretive to the dividend very quickly.

Nick Clayton

Well, and to get little wonky, you know, just for a second there, too, you know, we mentioned the size of the trust. I also just kind of wanted to ask Jerry, just because, you know, when EQV did come to market last year, came not only with, you know, being able to raise the larger trust, but also with strong terms, including one-third warrants in your units at a time when the only SPAC teams getting anything better than a half warrant were teams that had multiple successful SPACs under the belt, already.

I'm just interested in, given that you are a first-time team and your first-time run with this, I'm sure that took at least some effort to, you know, really gun for the stronger terms. And I'm curious what some of your strategies were coming in from the beginning.

Jerry Silvey

I would say the receptivity was kind of overwhelmingly positive. So it led us to think through ways, okay, this might be something we should upsize. We can kind of ask for a little bit more favorable terms. We're going out with a direct focused vision on this is exactly what we're going to execute. And we've got a massive pipeline of opportunities to go do it.

So, I think maybe it was more of the story in folks' receptivity and kind of the underlying passion, I suppose, of that vision that maybe drove a lot of those key terms. You know, I think it was something that folks felt was missing from the market. And it was something that we had great line of sight to go execute and find very kind of promising asset bases, great teams, you know, triple A rated teams to go kind of run the asset pro forma that I think led to, again, a lot of kind of maybe the favorable terms on the issuance side.

Will Ulrich

Yeah, if you think about the time frame, too, I mean, they pivot away from kind of the distant tech type SPAC to Jerry's hard asset SPAC, I think was ready to be received and continues to be.

Jerry Silvey

Exactly. And it's, I mean, it's core fundamental value just through and through what this is. It's like, you know, the tried and true things where there's been massive dislocation in public upstream capital markets on the ECM side where it's really hard to IPO, especially when you're trying to IPO and you've got a long in the tooth private equity fund that needs liquidity. They're near nine, 10 of their fund, they have to exit. And they're trading liquidity for valuation. And it's something that, again, the SPAC vehicle is a perfect solution for. It's not a means to have an artificially inflated valuation. It's a means to affect an IPO in a way where it's quite difficult to do that in upstream oil and gas. And not to mention creating a very kind of interesting, fascinating public product on the back end, as well.

Nick Clayton

Yeah, and just, I mean, as you continue to engage with investors to this deal, obviously you've had some robust interest at varying steps in this journey.

Do you think that you are done raising capital for this transaction? Are you still ears open to interested PIPE investors? What's that process been like for you?

Jerry Silvey

I would say we're always, always ears open on the capital side. Because I think the opportunity set is so large that, you know, there's a lot of very attractive acquisitions out there that you kind of really have too much capital ready to go for in terms of the war chest.

But so from our lens, we have just over $360 million in trust. I think that will be a great source of capital on the back. And again, to go execute on a business plan, to continue to acquire, to continue to expand the dividend. But in the interim, obviously, I think we'll kind of opportunistically evaluate things to the extent that there are creative structures, things that are quite a creative, allow us to go execute out of the gate or, you know, think through things kind of in the interim period between kind of, call it signing and closing. I think we're happy to evaluate any and all kind of opportunities on the capital side, certainly.

Nick Clayton

And really, kind of for both of you, and just given how unique this particular company’s approach is and how unique this will be in terms of as a tradable stock in the future, I'm just curious in your conversations, like what has been the thing that you found has kind of surprised people the most sort of open their eyes, as you've been explaining your role within this space and the way it's differentiated.

Will Ulrich

I think people have been surprised to see the dividend growth. I mean, when we talk about the story, it's this stable kind of production, the 8% low decline, our cash flow margins are very good. And so, you know, we're generating a lot of consistent cash flow that underpins our deal leveraging and are paying the dividend.

But then, you layer you layer on top of the growth model, and where we're starting at $1.35 per share, we have in our investor presentation kind of a mock-up of acquisition cases showing $200 million of acquisitions in our first year, $300 in our second year, $400 in our third year, and I'll kind of frame what those deal sizes are in a second here.

But you can see, without assuming any appreciation in the stock or compression on the yields, that we're able to increase the dividend from $1.35 to, you know, above $2.75 while, at the same time, continuing to de-leverage the business. And so, it's a very powerful dividend growth model when you think about where a company that's handing out $2.75 a share of dividends should be trading, you have this very interesting mix of current yield and stock appreciation potential. And then if you think about like that deal size market, I mean, right now, you know, we kind of bifurcate things between the sub-500 and then the, you know, kind of above $500 million deal sets our, well, we have this broad, you know, $75 billion kind of McKinsey-type white paper on what the total pie is. But the specific Presidio backlog that we kind of have in front of our desks, right now is a half a dozen deals of which half of them are in that kind of sub $500 million range, and the other half are in the $500 to billion range.

And so, you think about that case that we laid out of 200, 300, 400, based on what the actual market looks like today, I think things could be even more interesting of that.

Jerry Silvey

I mean, the beauty of it is, it's quite a simple story, right? It's, you know, we're buying things that are underappreciated in the market for non-economic reasons. You have forced-seller dynamics. You have lack of capital in the space. You've got a mix of all of these kind of interesting macroeconomic factors that lead to really outsized returns that we're trying to translate and convert to retail investors in the energy space who have been burned historically by growth, growth, growth, growth, growth, with massive quantums of leverage and then bust and like no hedging. I think what we're trying to accomplish here is, again, like the conversion of these asset level returns to retail cash in your pocket returns and having that proceed to be the kind of conduit for that structure.

And the punchline is, you know, it's a really attractive yield. It's really attractive, rooted in fundamentals. The growth story is spectacular where we're not developing, we're acquiring, producing very stable assets. And you know, it's a dare to be boring, dare to be sleepy. But the sexy thing about it is the yield and the returns that investors can get by investing in Presidio equity.

Will Ulrich

We have been able to, through our combination of our business model, which includes hedging the commodities and modest leverage, allowed us to remediate the historical boom and bust cycle and energy, where, you know, things are great on the way up, but then they're horrifying on the way down, whereas we've been able to just provide this very consistent return well above what the public markets have done really in this space and also in the S&P generally where the S&P Energy Index has delivered about a 3% annual return for the last seven years as we've been a private company whereas we've returned over 50% a year.

And then you compare that even to generalist investors who are looking at index funds or the S&P 500 which has returned 13 percent each year, on average. Robust but still, you know, not approaching what we've been able to do here.

Forward-Looking Statements

This communication includes “forward-looking statements.” These include any of EQV Ventures Acquisition Corp. (“EQV”), Presidio PubCo Inc. (“Presidio”) or Presidio Investment Holdings, LLC (“PIH”) or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio’s, PIH’s and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio after giving effect to the proposed business combination, expectations with respect to the future performance and the success of Presidio following the consummation of the proposed business combination and the anticipated benefits and timing of completion of the ticker symbol change. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Presidio’s, PIH’s and EQV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio, PIH and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Presidio or the expected benefits of the proposed business combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Presidio to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential business combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; risks that PIH or Presidio may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed business combination; the risk that the proposed business combination disrupts the current plans and operations of PIH; costs related to the potential business combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Presidio’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV or Presidio resulting from the proposed business combination with the SEC, including under the heading “Risk Factors” in the registration statement on Form S-4 (the “Registration Statement”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) by Presidio and PIH on September 5, 2025. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio, PIH nor EQV presently know or that Presidio, PIH or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Presidio’s, PIH’s and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio, PIH and EQV anticipate that subsequent events and developments will cause Presidio’s, PIH’s and EQV’s assessments to change. However, while Presidio, PIH and EQV may elect to update these forward-looking statements at some point in the future, Presidio, PIH and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio’s, PIH’s or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio, PIH, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, Presidio and PIH filed the Registration Statement with the SEC, which includes a prospectus with respect to Presidio’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of EQV to vote on the proposed business combination. EQV, Presidio and PIH also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. The Registration Statement has not yet been declared effective by the SEC. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus will be mailed to the shareholders of EQV as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio, PIH, and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

EQV, PIH, Presidio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with EQV’s shareholder meeting. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s annual report on Form 10-K, filed with the SEC on March 31, 2025, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH or Presidio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Use of Non-GAAP Financial Information and Other Terms

This communication contains certain financial measures that are not prepared in accordance with GAAP, including certain forward-looking projections that are not reconcilable with GAAP measures due to their inherent uncertainty. Due to the forward-looking nature of certain measures used herein, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, EQV, PIH and Presidio are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable effort. Amounts excluded from these non-GAAP measures in future periods could be significant.